UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                              TFC Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872388103
         --------------------------------------------------------------
                                 (CUSIP Number)

                                 Mitchell Sacks
                         Grand Slam Capital Partners, LP
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 346-4335
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 14, 2002
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

CUSIP No.  872388103                                                                     AMENDMENT NO. 2 TO SCHEDULE 13D
------- ------------------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

        Grand Slam Capital Partners, LP                  IRS # 22-3779125

------- ------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) x
                                                                                                       (b)

------- ------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC

------- ------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) or 2(e)    |_|

------- ------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
------- ------------------------------------------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

       NUMBER OF               -0-
        SHARES
     BENEFICIALLY       ------ -------------------------------------------------------------------------------------------------
       OWNED BY         8      SHARED VOTING POWER
         EACH
      REPORTING                895,800
        PERSON
         WITH           ------ -------------------------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               -0-

                        ------ -------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               895,800
--------- ----------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          895,800

--------- ----------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|


--------- ----------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.76%

--------- ----------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------------------------------------------------------

CUSIP No.  872388103                                         AMENDMENT NO. 2 TO SCHEDULE 13D
------- ------------------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

        Grand Slam General Partners, LLC.                  IRS # 22-3779105

------- ------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) X
                                                                                                       (b)

------- ------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF

------- ------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) or 2(e)    |_|

------- ------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA

------- ------------------------------------------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

      NUMBER OF                -0-
       SHARES
    BENEFICIALLY
      OWNED BY          ------ -------------------------------------------------------------------------------------------------
        EACH            8      SHARED VOTING POWER
     REPORTING
       PERSON                  895,800
        WITH

                        ------ -------------------------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               -0-

                        ------ -------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               895,800

--------- ----------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          895,800

--------- ----------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|



--------- ----------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.76%

--------- ----------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC

--------- ----------------------------------------------------------------------------------------------------------------------

         This amends and supplements the Statement on Schedule 13D, dated August 19, 2002 (the "Statement"), previously filed with the Securities and Exchange Commission (the "Commission") by Grand Slam Capital Partners, LP, a Delaware limited partnership ("Grand Slam Capital Partners"), and by Grand Slam General Partners, LLC, a Delaware limited liability company ("Grand Slam General Partners," together with Grand Slam Capital Partners, the "Reporting Persons"), with respect to their beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of TFC Enterprises, Inc., a Delaware corporation (the "Issuer").

         Item 1.      SECURITY AND ISSUER

         The title of the class of equity securities to which this second amendment to the Statement on Schedule 13D (the "Second Amendment") relates is the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at 5425 Robin Hood Road, Suite 101 B, Norfolk, Virginia 23513.

         Item 2.      IDENTITY AND BACKGROUND

         (a) This Second Amendment being filed by Grand Slam Capital Partners for and on behalf of itself. Grand Slam Capital Partners was organized for the purpose of acquiring and managing assets. This Second Amendment also is being filed by Grand Slam General Partners, which serves as the general partner of Grand Slam Capital Partners. As such, Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners and to beneficially own the shares of Common Stock being reported on this Second Amendment (the "New Shares") by Grand Slam Capital Partners.

         (b)      Response unchanged.

         (c)      Response unchanged.

         (d)      Response unchanged.

         (e)      Response unchanged.

         (f)      Response unchanged.

         Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds for the purchase of the shares of Common Stock set forth on EXHIBIT A hereto (the "New Shares") have come from the working capital of Grand Slam Capital Partners. The aggregate amount of funds used in making the purchases of the New Shares is $192,915.40.
         .

         Item 4.      PURPOSE OF TRANSACTION

         The Reporting Persons have acquired shares of Common Stock of the Issuer, as described in the Statement and in this Second Amendment, in order to obtain a substantial equity position in the Issuer based on the Reporting Persons' belief that the Common Stock at current market prices is undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Grand Slam Capital Partners anticipates that, from time to time, communicating with the Issuer regarding its business and strategic opportunities, identifying to the Issuer strategic opportunities and alternatives to be considered by the Issuer, Grand Slam Capital Partners may propose, propose to arrange, or identify to the Issuer sources of capital.

         Other than as set forth herein, neither of Grand Slam Capital Partners, nor Grand Slam General Partners, nor Mitchell Sacks, nor Erik Volfing has any current plans or proposals that relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of this Second Amendment.

         Item 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons beneficially own an aggregate of 895,800 shares of Common Stock (the "Shares"), representing approximately 7.76% of the issued and outstanding shares of Common Stock of the Issuer. The percentage ownership of the Reporting Persons in the Issuer's capital stock is based on 11,541,033 issued and outstanding shares of the Common Stock as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30 2002, filed with the Commission. The executive officers and managers of Grand Slam General Partners do not beneficially own any shares of Common Stock. Since Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners, Grand Slam General Partners may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the Shares held by Grand Slam Capital Partners.

         (b)      Response unchanged.

         (c) The dates and amount of each acquisition of the New Shares is listed on EXHIBIT A hereto. Except as set forth in EXHIBIT A hereto, there have been no transactions in shares of Common Stock since the date of the filing of the Statement by Grand Slam Capital Partners, Grand Slam General Partners, Mitchell Sacks or Erik Volfing.

         (d)      Response unchanged.

         (e)      Response unchanged.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                      Response unchanged.

         Item 7.      MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as Exhibits to the Statement, as amended by this Second Amendment:

         EXHIBIT A:        As described in Item 5.

         EXHIBIT B:        Joint Filing Agreement.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Second Amendment is true, complete and correct.



Dated:   November 19, 2002          Grand Slam Capital Partners, LP




                                    By: /s/ Mitchell Sacks
                                       ----------------------------------
                                        Name:   Mitchell Sacks
                                        Title:  Managing Partner


Dated: November 19, 2002            Grand Slam General Partners, LLC




                                    By: /s/ Mitchell Sacks
                                       ----------------------------------
                                        Name:   Mitchell Sacks
                                        Title:  Principal